UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 1-U

CURRENT REPORT PURSUANT TO REGULATION A

Date of Report (Date of earliest event reported): May 3, 2023

LANDA APP LLC

(Exact name of issuer as specified in its charter)

Delaware	85-1099443
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

6 W. 18th Street

New York, NY 10011

(Full mailing address of principal executive offices)

646-905-0931

(Issuer’s telephone number, including area code)

Membership Interests:

Landa App LLC - 1000 Fox Valley Trail Stone Mountain GA LLC	Landa App LLC - 1007 Leeward Way Jonesboro GA LLC
Landa App LLC - 10119 Commons Way Jonesboro GA LLC	Landa App LLC - 10121 Morris Drive SW Covington GA LLC
Landa App LLC - 10183 Starr Street SW Covington GA LLC	Landa App LLC - 103 Starlake Drive Jackson GA LLC
Landa App LLC - 10433 Candlelight Road Jonesboro GA LLC	Landa App LLC - 104 Summerfield Drive Mcdonough GA LLC
Landa App LLC - 105 Anne Street Hampton GA LLC	Landa App LLC - 107 Oakwood Circle Griffin GA LLC
Landa App LLC - 109 Amberwood Lane Griffin GA LLC	Landa App LLC - 10 Oak Wood Lane Covington GA LLC
Landa App LLC - 10 Windridge Drive Covington GA LLC	Landa App LLC - 110 Shenandoah Drive Covington GA LLC
Landa App LLC - 1110 Parkview Drive Griffin GA LLC	Landa App LLC - 11187 Shannon Circle Hampton GA LLC
Landa App LLC - 111 Fir Drive Mcdonough GA LLC	Landa App LLC - 112 Ridge Street Locust Grove GA LLC
Landa App LLC - 11322 Michelle Way Hampton GA LLC	Landa App LLC - 11447 S Grove Drive Hampton GA LLC
Landa App LLC - 1147 Village Way Stone Mountain GA LLC	Landa App LLC - 114 Starlake Drive Jackson GA LLC
Landa App LLC - 115 Lakeview Drive Stockbridge GA LLC	Landa App LLC - 1160 Gable Terrace Jonesboro GA LLC
Landa App LLC - 1190 Kirkland Road Covington GA LLC	Landa App LLC - 1201 Kilrush Drive Mableton GA LLC
Landa App LLC - 120 Rosewood Drive Mcdonough GA LLC	Landa App LLC - 124 Libby Lane Jonesboro GA LLC

Landa App LLC - 12641 Alcovy Road Covington GA LLC	Landa App LLC - 126 E Mimosa Drive Jonesboro GA LLC
Landa App LLC - 12 Mintz Street Griffin GA LLC	Landa App LLC - 1320 Winona Avenue Griffin GA LLC
Landa App LLC - 133 Dove Landing Social Circle GA LLC	Landa App LLC - 137 Southern Shores Road Jackson GA LLC
Landa App LLC - 138 Sandalwood Circle Lawrenceville GA LLC	Landa App LLC - 140 High Ridge Road Covington GA LLC
Landa App LLC - 141 Longstreet Circle Oxford GA LLC	Landa App LLC - 1443 Pebble Ridge Lane Hampton GA LLC
Landa App LLC - 146 Crystal Brook Griffin GA LLC	Landa App LLC - 1473 Brownleaf Drive Jonesboro GA LLC
Landa App LLC - 1485 Bola Court Jonesboro GA LLC	Landa App LLC - 1490 Diplomat Drive Riverdale GA LLC
Landa App LLC - 153 Cliffside Court Riverdale GA LLC	Landa App LLC - 157 Wells Road Jenkinsburg GA LLC
Landa App LLC - 160 Chimney Ridge Trail Stockbridge GA LLC	Landa App LLC - 164 Longstreet Circle Oxford GA LLC
Landa App LLC - 1666 W Poplar Street Griffin GA LLC	Landa App LLC - 1683 Spoonbill Road Hampton GA LLC
Landa App LLC - 1689 Viceroy Way Riverdale GA LLC	Landa App LLC - 171 Davidson Drive Griffin GA LLC
Landa App LLC - 1768 Glen View Way Hampton GA LLC	Landa App LLC - 181 Watercress Court Stockbridge GA LLC
Landa App LLC - 188 Timberline Road Jackson GA LLC	Landa App LLC - 189 Shenandoah Drive Riverdale GA LLC
Landa App LLC - 1903 Old Concord Drive SE Covington GA LLC	Landa App LLC - 195 Branchwood Drive Covington GA LLC
Landa App LLC - 195 Fairclift Drive Covington GA LLC	Landa App LLC - 195 Hunters Trace Covington GA LLC
Landa App LLC - 196 Montego Circle Riverdale GA LLC	Landa App LLC - 204 N Main Court Stockbridge GA LLC
Landa App LLC - 2055 Grove Way Hampton GA LLC	Landa App LLC - 20 Chimney Smoke Drive Stockbridge GA LLC
Landa App LLC - 212 Fleeta Drive Covington GA LLC	Landa App LLC - 215 Central Lake Circle Griffin GA LLC
Landa App LLC - 2177 East Chester Circle Southeast Conyers GA LLC	Landa App LLC - 217 Glenloch Court Stockbridge GA LLC
Landa App LLC - 221 Lakeview Drive Stockbridge GA LLC	Landa App LLC - 2264 Chestnut Hill Circle Decatur GA LLC
Landa App LLC - 235 Lazy Hollow Lane Covington GA LLC	Landa App LLC - 2425 Cornell Circle Mcdonough GA LLC
Landa App LLC - 2443 Hodges Farm Road Mansfield GA LLC	Landa App LLC - 253 Marco Drive Social Circle GA LLC
Landa App LLC - 255 Countryside Lane Covington GA LLC	Landa App LLC - 258 Rocky Point Road Covington GA LLC
Landa App LLC - 25 Pleasant Valley Road Mcdonough GA LLC	Landa App LLC - 263 Rocky Point Road Covington GA LLC
Landa App LLC - 270 Mountain Lane Covington GA LLC	Landa App LLC - 270 Mountain Way Covington GA LLC
Landa App LLC - 270 Pleasant Hills Drive Covington GA LLC	Landa App LLC - 2794 Norfair Loop Lithonia GA LLC
Landa App LLC - 2813 Vicksburg Court Decatur GA LLC	Landa App LLC - 2933 Coffer Drive Ellenwood GA LLC

Landa App LLC - 3011 Raintree Drive SE Conyers GA LLC	Landa App LLC - 3043 Highway 81 S Covington GA LLC
Landa App LLC - 304 Deerfield Drive Jonesboro GA LLC	Landa App LLC - 30 High Ridge Road Covington GA LLC
Landa App LLC - 30 Roosevelt Road Covington GA LLC	Landa App LLC - 313 Blue Heron Drive Jonesboro GA LLC
Landa App LLC - 3202 Chippewa Drive Rex GA LLC	Landa App LLC - 350 Cadiz Lane S College Park GA LLC
Landa App LLC - 351 Wesley Park Drive Jonesboro GA LLC	Landa App LLC - 35 Clay Court Covington GA LLC
Landa App LLC - 3603 Manhattan Drive Decatur GA LLC	Landa App LLC - 3667 Patti Parkway Decatur GA LLC
Landa App LLC - 404 Barberry Lane Stockbridge GA LLC	Landa App LLC - 412 Kendall Lane Mcdonough GA LLC
Landa App LLC - 416 Autumn Lake Court Mcdonough GA LLC	Landa App LLC - 432 Manor Estates Drive Stockbridge GA LLC
Landa App LLC - 43 Darwin Drive Jonesboro GA LLC	Landa App LLC - 440 Freestone Drive Newnan GA LLC
Landa App LLC - 4447 Lake Breeze Drive Stone Mountain GA LLC	Landa App LLC - 445 Independence Drive Jonesboro GA LLC
Landa App LLC - 449 Kara Lane Mcdonough GA LLC	Landa App LLC - 45 Blue Jay Drive Covington GA LLC
Landa App LLC - 45 Laurel Way Covington GA LLC	Landa App LLC - 4702 Saint James Way Decatur GA LLC
Landa App LLC - 4732 Pinedale Drive Forest Park GA LLC	Landa App LLC - 497 Georgia Highway 212 Covington GA LLC
Landa App LLC - 5039 East Street Forest Park GA LLC	Landa App LLC - 5040 Huntshire Lane Lilburn GA LLC
Landa App LLC - 513 Jarrett Court Mcdonough GA LLC	Landa App LLC - 5143 Pinecrest Drive SW Covington GA LLC
Landa App LLC - 524 Sawmill Road Hampton GA LLC	Landa App LLC - 5329 Shirewick Lane Lithonia GA LLC
Landa App LLC - 540 Cowan Road Covington GA LLC	Landa App LLC - 5411 Rocky Pine Drive Lithonia GA LLC
Landa App LLC - 550 Cowan Road Covington GA LLC	Landa App LLC - 5581 Fox Glen Circle Lithonia GA LLC
Landa App LLC - 55 Myrtle Grove Lane Covington GA LLC	Landa App LLC - 565 Mountainview Drive Covington GA LLC
Landa App LLC - 5737 Strathmoor Manor Circle Lithonia GA LLC	Landa App LLC - 5801 Strathmoor Manor Circle Lithonia GA LLC
Landa App LLC - 6104 Oakwood Circle SW Covington GA LLC	Landa App LLC - 6107 Shadow Glen Court Covington GA LLC
Landa App LLC - 6113 Pine Glen Circle SW Covington GA LLC	Landa App LLC - 6119 Pineneedle Drive SW Covington GA LLC
Landa App LLC - 615 Barshay Drive Covington GA LLC	Landa App LLC - 6168 Wheat Street NE Covington GA LLC
Landa App LLC - 6178 Green Acres Drive SW Covington GA LLC	Landa App LLC - 6386 Forester Way Lithonia GA LLC
Landa App LLC - 6404 Walnut Way Union City GA LLC	Landa App LLC - 643 Sycamore Drive Jonesboro GA LLC
Landa App LLC - 653 Georgetown Lane Jonesboro GA LLC	Landa App LLC - 65 Freedom Court Covington GA LLC
Landa App LLC - 6635 Kimberly Mill Road College Park GA LLC	Landa App LLC - 6653 Bedford Road Rex GA LLC
Landa App LLC - 6710 Sunset Hills Boulevard Rex GA LLC	Landa App LLC - 6762 Bent Creek Drive Rex GA LLC
Landa App LLC - 683 Wood Path Court Stone Mountain GA LLC	Landa App LLC - 709 Georgetown Court Jonesboro GA LLC
Landa App LLC - 70 Shenandoah Lane Covington GA LLC	Landa App LLC - 7107 Geiger Street NW Covington GA LLC
Landa App LLC - 7205 Lakeview Drive SW Covington GA LLC	Landa App LLC - 750 Georgetown Court Jonesboro GA LLC
Landa App LLC - 752 Chestnut Drive Jackson GA LLC	Landa App LLC - 7781 Mountain Creek Way Douglasville GA LLC

Landa App LLC - 7950 Woodlake Drive Riverdale GA LLC	Landa App LLC - 800 Mills Drive Covington GA LLC
Landa App LLC - 808 Hillandale Lane Lithonia GA LLC	Landa App LLC - 80 High Ridge Road Covington GA LLC
Landa App LLC - 8110 Devonshire Drive Jonesboro GA LLC	Landa App LLC - 8121 Spillers Drive SW Covington GA LLC
Landa App LLC - 8233 Creekline Court Riverdale GA LLC	Landa App LLC - 8302 Sterling Lakes Drive Covington GA LLC
Landa App LLC - 85 Kirkland Court Covington GA LLC	Landa App LLC - 85 Thorn Thicket Way Rockmart GA LLC
Landa App LLC - 8819 Leafwood Court Riverdale GA LLC	Landa App LLC - 8855 Rugby Court Jonesboro GA LLC
Landa App LLC - 9020 Sterling Ridge Lane Jonesboro GA LLC	Landa App LLC - 9150 Spillers Drive SW Covington GA LLC
Landa App LLC - 925 Mote Road Covington GA LLC	Landa App LLC - 9409 Forest Knoll Drive Jonesboro GA LLC
Landa App LLC - 9434 Cedar Creek Place Douglasville GA LLC	Landa App LLC - 9597 Pintail Trail Jonesboro GA LLC
Landa App LLC - 974 Laurel Street Lake City GA LLC	Landa App LLC - 10167 Port Royal Court Jonesboro GA LLC
Landa App LLC - 1246 Elgin Way Riverdale GA LLC	Landa App LLC - 1394 Oakview Circle Forest Park GA LLC
Landa App LLC - 1445 Maple Valley Court Union City GA LLC	Landa App LLC - 168 Brookview Drive Riverdale GA LLC
Landa App LLC - 1701 Summerwoods Lane Griffin GA LLC	Landa App LLC - 1703 Summerwoods Lane Griffin GA LLC
Landa App LLC - 1712 Summerwoods Lane Griffin GA LLC	Landa App LLC - 1741 Park Lane Griffin GA LLC
Landa App LLC - 1743 Summerwoods Lane Griffin GA LLC	Landa App LLC - 1750 Summerwoods Lane Griffin GA LLC
Landa App LLC - 1910 Grove Way Hampton GA LLC	Landa App LLC - 268 Brookview Drive Riverdale GA LLC
Landa App LLC - 4267 High Park Lane East Point GA LLC	Landa App LLC - 4474 Highwood Park Drive East Point GA LLC
Landa App LLC - 593 Country Lane Drive Jonesboro GA LLC	Landa App LLC - 6436 Stone Terrace Morrow GA LLC
Landa App LLC - 6440 Woodstone Terrace Morrow GA LLC	Landa App LLC - 6848 Sandy Creek Drive Riverdale GA LLC
Landa App LLC - 687 Utoy Court Jonesboro GA LLC	Landa App LLC - 729 Winter Lane Jonesboro GA LLC
Landa App LLC - 7349 Exeter Court Riverdale GA LLC	Landa App LLC - 773 Villa Way Jonesboro GA LLC
Landa App LLC - 843 Tramore Drive Stockbridge GA LLC	Landa App LLC - 8569 Creekwood Way Jonesboro GA LLC
Landa App LLC - 8641 Ashley Way Douglasville GA LLC	Landa App LLC - 8645 Embrey Drive Jonesboro GA LLC
Landa App LLC - 8651 Ashley Way Douglasville GA LLC	Landa App LLC - 8652 Ashley Way Douglasville GA LLC
Landa App LLC - 8653 Ashley Way Douglasville GA LLC	Landa App LLC - 8654 Ashley Way Douglasville GA LLC
Landa App LLC - 8655 Ashley Way Douglasville GA LLC	Landa App LLC - 8658 Ashley Way Douglasville GA LLC
Landa App LLC - 8659 Ashley Way Douglasville GA LLC	Landa App LLC - 8662 Ashley Way Douglasville GA LLC
Landa App LLC - 8667 Ashley Way Douglasville GA LLC	Landa App LLC - 8668 Ashley Way Douglasville GA LLC
Landa App LLC - 8670 Ashley Way Douglasville GA LLC	Landa App LLC - 8671 Ashley Way Douglasville GA LLC
Landa App LLC - 8674 Ashley Way Douglasville GA LLC	Landa App LLC - 8675 Ashley Way Douglasville GA LLC
Landa App LLC - 8676 Ashley Way Douglasville GA LLC	Landa App LLC - 8677 Ashley Way Douglasville GA LLC
Landa App LLC - 8678 Ashley Way Douglasville GA LLC	Landa App LLC - 8679 Ashley Way Douglasville GA LLC
Landa App LLC - 8683 Ashley Way Douglasville GA LLC	Landa App LLC - 8691 Ashley Way Douglasville GA LLC
Landa App LLC - 8692 Ashley Way Douglasville GA LLC	Landa App LLC - 8693 Ashley Way Douglasville GA LLC
Landa App LLC - 8694 Ashley Way Douglasville GA LLC	Landa App LLC - 8697 Ashley Way Douglasville GA LLC
Landa App LLC - 8780 Churchill Place Jonesboro GA LLC	Landa App LLC - 8796 Parliament Place Jonesboro GA LLC
Landa App LLC - 9439 Lakeview Road Union City GA LLC

(Title of each class of securities issued pursuant to Regulation A)

Item 1. Fundamental Changes

Additional Borrowings

As previously disclosed in the Company’s latest Offering Circular, which can be found here, If a Series does not initially enter into a Refinance Note or other indebtedness, it may seek to finance or further refinance any outstanding indebtedness, including the Acquisition Note and if applicable, the Refinance Note with an additional mortgage or other debt financing, including with either an affiliate or a third party (each, an “Additional Borrowing”).

On April 28, 2023, each of the following Series entered into an Additional Borrowing with L Finance LLC, the terms of which are listed in the table below. Each Additional Borrowing is secured by the Property underlying the respective Series and any other assets of the Series, and bears interest at a rate that is the higher of SOFR+7%, or 12.5%.

Series	Principal Amount	Maturity Date
Landa Series 10121 Morris Drive SW	$160,225	04/28/2024
Landa Series 10183 Starr Street SW	$172,550	04/28/2024
Landa Series 103 Starlake Drive	$145,000	04/28/2024
Landa Series 10433 Candlelight Road	$170,375	04/28/2024
Landa Series 110 Shenandoah Drive	$192,125	04/28/2024
Landa Series 111 Fir Drive	$145,000	04/28/2024
Landa Series 112 Ridge Street	$178,350	04/28/2024
Landa Series 11322 Michelle Way	$137,750	04/28/2024
Landa Series 1147 Village Way	$148,625	04/28/2024
Landa Series 1160 Gable Terrace	$203,000	04/28/2024
Landa Series 1201 Kilrush Drive	$322,625	04/28/2024
Landa Series 124 Libby Lane	$160,950	04/28/2024
Landa Series 1320 Winona Avenue	$106,038	04/28/2024
Landa Series 137 Southern Shores Road	$159,500	04/28/2024
Landa Series 138 Sandalwood Circle	$163,125	04/28/2024
Landa Series 140 High Ridge Road	$174,000	04/28/2024
Landa Series 146 Crystal Brook	$141,375	04/28/2024
Landa Series 153 Cliffside Court	$94,250	04/28/2024
Landa Series 1666 W Poplar Street	$155,875	04/28/2024
Landa Series 1689 Viceroy Way	$188,500	04/28/2024
Landa Series 181 Watercress Court	$142,100	04/28/2024
Landa Series 188 Timberline Road	$72,500	04/28/2024
Landa Series 189 Shenandoah Drive	$143,550	04/28/2024
Landa Series 195 Hunters Trace	$177,625	04/28/2024
Landa Series 196 Montego Circle	$159,500	04/28/2024
Landa Series 212 Fleeta Drive	$170,375	04/28/2024
Landa Series 217 Glenloch Court	$232,000	04/28/2024
Landa Series 2264 Chestnut Hill Circle	$226,200	04/28/2024
Landa Series 25 Pleasant Valley Road	$159,500	04/28/2024
Landa Series 253 Marco Drive	$148,625	04/28/2024
Landa Series 258 Rocky Point Road	$184,875	04/28/2024
Landa Series 270 Mountain Lane	$185,600	04/28/2024
Landa Series 270 Pleasant Hills Drive	$170,375	04/28/2024
Landa Series 2813 Vicksburg Court	$210,250	04/28/2024
Landa Series 2933 Coffer Drive	$174,000	04/28/2024
Landa Series 30 High Ridge Road	$163,125	04/28/2024
Landa Series 30 Roosevelt Road	$184,875	04/28/2024
Landa Series 3011 Raintree Drive SE	$184,875	04/28/2024
Landa Series 3043 Highway 81 S	$155,875	04/28/2024

Landa Series 313 Blue Heron Drive	$174,000	04/28/2024
Landa Series 3202 Chippewa Drive	$152,250	04/28/2024
Landa Series 35 Clay Court	$174,000	04/28/2024
Landa Series 350 Cadiz Lane S	$163,125	04/28/2024
Landa Series 351 Wesley Park Drive	$152,250	04/28/2024
Landa Series 43 Darwin Drive	$163,125	04/28/2024
Landa Series 45 Blue Jay Drive	$222,575	04/28/2024
Landa Series 4702 Saint James Way	$145,725	04/28/2024
Landa Series 4732 Pinedale Drive	$123,250	04/28/2024
Landa Series 5040 Huntshire Lane	$308,125	04/28/2024
Landa Series 513 Jarrett Court	$181,250	04/28/2024
Landa Series 5143 Pinecrest Drive SW	$130,500	04/28/2024
Landa Series 540 Cowan Road	$188,500	04/28/2024
Landa Series 565 Mountainview Drive	$188,500	04/28/2024
Landa Series 5801 Strathmoor Manor Circle	$143,550	04/28/2024
Landa Series 6107 Shadow Glen Court	$131,225	04/28/2024
Landa Series 6111-6113 Pine Glen Circle SW	$181,250	04/28/2024
Landa Series 615 Barshay Drive	$174,000	04/28/2024
Landa Series 6168 Wheat Street NE	$108,750	04/28/2024
Landa Series 6178 Green Acres Drive SW	$130,500	04/28/2024
Landa Series 643 Sycamore Drive	$178,350	04/28/2024
Landa Series 65 Freedom Court	$159,500	04/28/2024
Landa Series 6635 Kimberly Mill Road	$176,900	04/28/2024
Landa Series 6653 Bedford Road	$159,500	04/28/2024
Landa Series 6762 Bent Creek Drive	$192,125	04/28/2024
Landa Series 709 Georgetown Court	$170,375	04/28/2024
Landa Series 7107 Geiger Street NW	$126,875	04/28/2024
Landa Series 750 Georgetown Court	$152,250	04/28/2024
Landa Series 752 Chestnut Drive	$105,125	04/28/2024
Landa Series 7781 Mountain Creek Way	$202,928	04/28/2024
Landa Series 7950 Woodlake Drive	$142,100	04/28/2024
Landa Series 80 High Ridge Road	$184,875	04/28/2024
Landa Series 808 Hillandale Lane	$171,000	04/28/2024
Landa Series 8110 Devonshire Drive	$134,125	04/28/2024
Landa Series 8121 Spillers Drive SW	$126,875	04/28/2024
Landa Series 8233 Creekline Court	$152,119	04/28/2024
Landa Series 85 Kirkland Court	$206,625	04/28/2024
Landa Series 85 Thorn Thicket Way	$172,550	04/28/2024
Landa Series 8855 Rugby Court	$123,250	04/28/2024
Landa Series 9434 Cedar Creek Place	$195,750	04/28/2024
Landa Series 9597 Pintail Trail	$163,125	04/28/2024

Item 9. Other Events

Transfer of Title

On April 28, 2023, Landa Properties LLC ("Landa Properties”) transferred title (the “Transfer’) to the following properties (“Properties”) to the applicable Series, as set forth in the table below. In connection with the Transfer, Landa Properties also assigned the applicable lease agreement for each of the Properties underlying the Series to the applicable Series.

Series	Property
Landa App LLC - 10121 Morris Drive SW Covington GA LLC	10121 Morris Drive SW, Covington, GA 30014
Landa App LLC - 10183 Starr Street SW Covington GA LLC	10183 Starr Street SW, Covington, GA 30014
Landa App LLC - 103 Starlake Drive Jackson GA LLC	103 Starlake Drive, Jackson, GA 30260
Landa App LLC - 10433 Candlelight Road Jonesboro GA LLC	10433 Candlelight Road, Jonesboro, GA 30238
Landa App LLC - 110 Shenandoah Drive Covington GA LLC	110 Shenandoah Drive, Covington, GA 30016
Landa App LLC - 111 Fir Drive McDonough GA LLC	111 Fir Drive, McDonough, GA 30253
Landa App LLC - 112 Ridge Street Locust Grove GA LLC	112 Ridge Street, Locust Grove, GA 30248
Landa App LLC - 11322 Michelle Way Hampton GA LLC	11322 Michelle Way, Hampton, GA 30228
Landa App LLC - 1147 Village Way Stone Mountain GA LLC	1147 Village Way, Stone Mountain, GA 30088
Landa App LLC - 1160 Gable Terrace Jonesboro GA LLC	1160 Gable Terrace, Jonesboro, GA 30236
Landa App LLC - 1201 Kilrush Drive Mableton GA LLC	1201 Kilrush Drive, Mableton, GA 30126
Landa App LLC - 124 Libby Lane Jonesboro GA LLC	124 Libby Lane, Jonesboro, GA 30238
Landa App LLC - 1320 Winona Avenue Griffin GA LLC	1320 Winona Avenue, Griffin, GA 30223
Landa App LLC - 137 Southern Shores Road Jackson GA LLC	137 Southern Shores Road, Jackson, GA 30233
Landa App LLC - 138 Sandalwood Circle Lawrenceville GA LLC	138 Sandalwood Circle, Lawrenceville, GA 30046
Landa App LLC - 140 High Ridge Road Covington GA LLC	140 High Ridge Road, Covington, GA 30014
Landa App LLC - 146 Crystal Brook Griffin GA LLC	146 Crystal Brook, Griffin, GA 30223
Landa App LLC - 153 Cliffside Court Riverdale GA LLC	153 Cliffside Court, Riverdale, GA 30274
Landa App LLC - 1666 W Poplar Street Griffin GA LLC	1666 W Poplar Street, Griffin, GA 30224
Landa App LLC - 1689 Viceroy Way Riverdale GA LLC	1689 Viceroy Way, Riverdale, GA 30296
Landa App LLC - 181 Watercress Court Stockbridge GA LLC	181 Watercress Court, Stockbridge, GA 30281
Landa App LLC - 188 Timberline Road Jackson GA LLC	188 Timberline Road, Jackson, GA 30233
Landa App LLC - 189 Shenandoah Drive Riverdale GA LLC	189 Shenandoah Drive, Riverdale, GA 30274
Landa App LLC - 195 Hunters Trace Covington GA LKC	195 Hunters Trace, Covington, GA 30014
Landa App LLC - 196 Montego Circle Riverdale GA LLC	196 Montego Circle, Riverdale, GA 30274
Landa App LLC - 212 Fleeta Drive Covington GA LLC	212 Fleeta Drive, Covington, GA 30016
Landa App LLC - 217 Glenloch Court Stockbridge GA LLC	217 Glenloch Court, Stockbridge, GA 30281
Landa App LLC - 2264 Chestnut Hill Circle Decatur GA LLC	2264 Chestnut Hill Circle, Decatur, GA 30032
Landa App LLC - 25 Pleasant Valley Road McDonough GA LLC	25 Pleasant Valley Road, McDonough, GA 30253
Landa App LLC - 253 Marco Drive Social Circle GA LLC	253 Marco Drive, Social Circle, GA 30025
Landa App LLC - 258 Rocky Point Road Covington GA LLC	258 Rocky Point Road, Covington, GA 30016
Landa App LLC - 270 Mountain Lane Covington GA LLC	270 Mountain Lane, Covington, GA 30016
Landa App LLC - 270 Pleasant Hill Drive Covington GA LLC	270 Pleasant Hill Drive, Covington, GA 30016
Landa App LLC - 2813 Vicksburg Court Decatur GA LLC	2813 Vicksburg Court, Decatur, GA 30034
Landa App LLC - 2933 Coffer Drive Ellenwood GA LLC	2933 Coffer Drive, Ellenwood, GA 30294
Landa App LLC - 30 High Ridge Road Covington GA LLC	30 High Ridge Road, Covington, GA 30014
Landa App LLC - 30 Roosevelt Road Covington GA LLC	30 Roosevelt Road, Covington, GA 30016
Landa App LLC - 3011 Raintree Drive SE Conyers GA LLC	3011 Raintree Drive SE, Conyers, GA 30013
Landa App LLC - 3043 Highway 81 S Covington GA LLC	3043 Highway 81 S, Covington, GA 30016
Landa App LLC - 313 Blue Heron Drive Jonesboro GA LLC	313 Blue Heron Drive, Jonesboro, GA 30236

Landa App LLC - 3202 Chippewa Drive Rex GA LLC	3202 Chippewa Drive, Rex, GA 30273
Landa App LLC - 35 Clay Court Covington GA LLC	35 Clay Court, Covington, GA 30016
Landa App LLC - 350 Cadiz Lane S College Park GA LLC	350 Cadiz Lane S, College Park, GA 30349
Landa App LLC - 351 Wesley Park Drive Jonesboro GA LLC	351 Wesley Park Drive, Jonesboro, GA 30238
Landa App LLC - 43 Darwin Drive Jonesboro GA LLC	43 Darwin Drive, Jonesboro, GA 30238
Landa App LLC - 45 Blue Jay Drive Covington GA LLC	45 Blue Jay Drive, Covington, GA 30016
Landa App LLC - 4702 Saint James Way Decatur GA LLC	4702 Saint James Way, Decatur, GA 30035
Landa App LLC - 4732 Pinedale Drive Forest Park GA LLC	4732 Pinedale Drive, Forest Park, GA 30297
Landa App LLC - 5040 Huntshire Lane Lilburn GA LLC	5040 Huntshire Lane, Lilburn, GA 30047
Landa App LLC - 513 Jarrett Court McDonough GA LLC	513 Jarrett Court, McDonough, GA 30253
Landa App LLC - 5143 Pinecrest Drive SW Covington GA LLC	5143 Pinecrest Drive SW, Covington, GA 30014
Landa App LLC - 540 Cowan Road Covington GA LLC	540 Cowan Road, Covington, GA 30016
Landa App LLC - 565 Mountainview Drive Covington GA LLC	565 Mountainview Drive, Covington, GA 30016
Landa App LLC - 5801 Strathmoor Manor Circle Lithonia GA LLC	5801 Strathmoor Manor Circle, Lithonia, GA 30058
Landa App LLC - 6107 Shadow Glen Court Covington GA LLC	6107 Shadow Glen Court, Covington, GA 30014
Landa App LLC - 6111-6113 Pine Glen Circle SW Covington GA LLC	6111-6113 Pine Glen Circle SW, Covington, GA 30014
Landa App LLC - 615 Barshay Drive Covington GA LLC	615 Barshay Drive, Covington, GA 30016
Landa App LLC - 6168 Wheat Street NE Covington GA LLC	6168 Wheat Street NE, Covington, GA 30014
Landa App LLC - 6178 Green Acres Drive SW Covington GA LLC	6178 Green Acres Drive SW, Covington, GA 30014
Landa App LLC - 643 Sycamore Drive Jonesboro GA LLC	643 Sycamore Drive, Jonesboro, GA 30238
Landa App LLC - 65 Freedom Court Covington GA LLC	65 Freedom Court, Covington, GA 30016
Landa App LLC - 6635 Kimberly Mill Road College Park GA LLC	6635 Kimberly Mill Road, College Park, GA 30349
Landa App LLC - 6653 Bedford Road Rex GA LLC	6653 Bedford Road, Rex, GA 30273
Landa App LLC - 6762 Bent Creek Drive Rex GA LLC	6762 Bent Creek Drive, Rex, GA 30273
Landa App LLC - 709 Georgetown Court Jonesboro GA LLC	709 Georgetown Court, Jonesboro, GA 30236
Landa App LLC - 7107 Geiger Street NW Covington GA LLC	7107 Geiger Street NW Covington GA 30016
Landa App LLC - 750 Georgetown Court Jonesboro GA LLC	750 Georgetown Court, Jonesboro ,GA 30236
Landa App LLC - 752 Chestnut Drive Jackson GA LLC	752 Chestnut Drive, Jackson, GA 30233
Landa App LLC - 7781 Mountain Creek Way Douglasville GA LLC	7781 Mountain Creek Way, Douglasville, GA 30134
Landa App LLC - 7950 Woodlake Drive Riverdale GA LLC	7950 Woodlake Drive, Riverdale, GA 30274
Landa App LLC - 80 High Ridge Road Covington GA LLC	80 High Ridge Road, Covington, GA 30014
Landa App LLC - 808 Hillandale Lane Lithonia GA LLC	808 Hillandale Lane, Lithonia, GA 30058
Landa App LLC - 8110 Devonshire Drive Jonesboro GA LLC	8110 Devonshire Drive, Jonesboro, GA 30238
Landa App LLC - 8121 Spillers Drive SW Covington GA LLC	8121 Spillers Drive SW, Covington, GA 30014
Landa App LLC - 8233 Creekline Court Riverdale GA LLC	8233 Creekline Court, Riverdale, GA 30274
Landa App LLC - 85 Kirkland Court Covington GA LLC	85 Kirkland Court, Covington, GA 30016
Landa App LLC - 85 Thorn Thicket Way Rockmart GA LLC	85 Thorn Thicket Way, Rockmart, GA 30153
Landa App LLC - 8855 Rugby Court Jonesboro GA LLC	8855 Rugby Court, Jonesboro, GA 30238
Landa App LLC - 9434 Cedar Creek Place Douglasville GA LLC	9434 Cedar Creek Place, Douglasville, GA 30135
Landa App LLC - 9597 Pintail Trail Jonesboro GA LLC	9597 Pintail Trail, Jonesboro, GA 30238

EXHIBITS

The following exhibits are filed herewith:

Exhibit No.	Description
6.1	Form of Commercial Promissory Note, by and between L Finance, LLC and each Series

SIGNATURE

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 3, 2023

LANDA APP LLC

	By:	Landa Holdings, Inc.,
its Manager

	By:	/s/ Yishai Cohen
	Name:	Yishai Cohen
	Title:	Chairman, Chief Executive Officer, and President